Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following communication on the merger was sent to Constellation Energy employees on May 23, 2011:

As you know, Exelon and Constellation have begun seeking federal and state regulatory approval for their proposed merger. As we work with regulators and other external stakeholders, we have also begun the integration planning process. This parallel internal activity is critical to ensure we are fully prepared to launch and operate our combined business once all required approvals have been obtained. This note is intended to update you on the integration planning process and the teams that are being formed to help lead it.

As both companies said in our merger announcements last month, we are fully committed to sharing information with you as soon as it is available. In the next few weeks, we will introduce a new integration newsletter, designed to keep you up-to-date on things you need to know about the integration process. Much of what is included in this publication and other integration communications will focus on the activities of two groups – made up of representatives from both Exelon and Constellation – that will drive integration: the Core Team and the ten Business Area Teams.

The Core Team is made up of a group of individuals who will help guide specific functions related to the transition, throughout integration. In addition, the Core Team and its project management function will support the business area teams in collecting and analyzing data, addressing any issues that arise between functional areas and helping speed effective decision-making and problem solving.

The following individuals have been asked to serve as members of the Core Team:

Function	Exelon Representative	Constellation Representative
Human Resources	Amy Best	Tom Ruszin
Communications	Laura Duda	Rob Gould
Information Technology	Tom Clewett	Ken Allred
Finance	Karie Anderson	Diane Mason
Project Management	Cortt Cousino	Will Ewing

The Business Area Teams, representing all functional areas of the combined company, are responsible for analyzing the two companies’ functional organizations, and for designing what the post-merger organization will look like for their function(s). Each of these teams will include additional members, and some (like Shared Services/Corporate) will include multiple sub-teams to ensure all functions are represented in the process.

The following individuals have been asked to represent their functional areas on the Business Area Teams for the integration:

Function	Exelon Representative	Constellation Representative
Finance*	Karie Anderson	Diane Mason
Human Resources	Amy Best	Tom Ruszin
Information Technology	Tom Clewett	Ken Allred
Legal	Glenn Newman	Denise Galambos
Nuclear	Carol Peterson	Steve Miller
Power (non-Nuclear)	Glen Robinson	Frank Andracchi
Shared Services/Corporate**	Susan Weiss	Wynne Hayes
Supply Chain	Dave O’Brien	Dave Villa
Utility Operations	Charlie White	John Borkoski
Wholesale/Retail/Trading	Joe Nigro	Ed Quinn

*includes Internal Audit, Treasury, Accounting, Corporate Planning, Tax, Investor Relations, Risk, Investments/Pension, Business Operations/Process Improvement

**includes Communications, Corporate Development, Corporate Strategy, Government Affairs, Federal Regulatory Affairs, Payroll/A/P/Workers’ Comp, Real Estate, TransCo

For an organizational view of how these two groups fit together, please see the attached chart.

Both of these groups will be gathering in Baltimore on June 1 and 2 for a joint meeting to formally kick off the integration process. We will recap that event for you in the first issue of our integration newsletter. Beyond this event, we expect our next major milestone will be the naming of the new Executive Committee in mid-summer. At that point, the new Executive Committee will spend time identifying and forming their leadership teams.

Thank you, in advance, for your support of the work of these two teams.

Integration Project Organization

0

Steering Chair
Integration Office
Core Team
PMO Lead
HR
Communications
IT
Finance
Finance(1)
HR
Supply
Wholesale / Retail / Trading
Nuclear
Shared Services / Corporate Center(2)
Legal
IT(3)
Power
Utility Operations
Corporate / Service Company Groups
Operational Groups
Business Area Teams

1) Finance includes: Audit and Controls, Treasury, Accounting & Reporting, Corporate Planning & Analysis, Tax, Investor Relations, Risk, Investments / Pensions
2) Shared Services / Corporate Center: Communications, Corporate Development, Corporate Strategy, Government Affairs, Federal Regulatory Affairs, Payroll / A/P / Workers' Comp, Real Estate, TransCo
3) Physical security and IT/cyber security are included in IT

Constellation Energy

Privileged and Confidential - Attorney Work Product Pursuant to Joint Defense and Common Interest Agreement

Exelon.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011in (a) Part II, Other Information, ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.